FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated May 2, 2011: Excel Maritime Reports Results for the First Quarter ended March 31, 2011.

Exhibit 1

Excel Maritime Reports Results for the First Quarter ended March 31, 2011

ATHENS, GREECE – May 2, 2011 – Excel Maritime Carriers Ltd (NYSE: EXM) (“Excel”), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the first quarter ended March 31, 2011.

First Quarter Highlights:

	Three-Months ended March 31,
	2010	2011
	(amounts in millions of U.S Dollars, except per share data and daily TCE)
Voyage Revenues	$104.2	$97.3
Net Income (Loss)	$67.3	$(1.0)
Adjusted Net Income	$8.9	$0.5
Earnings (losses) per Share-Diluted	$0.82	$(0.01)
Adjusted Earnings per Share-Diluted	$0.11	$0.01
Adjusted EBITDA	$62.0	$48.0
Time Charter Equivalent (TCE) per day	$24,451	$19,642

A reconciliation of the non-GAAP measures discussed above is included in a later section of this release.

Management Commentary:

Pavlos Kanellopoulos, Chief Financial Officer of Excel, stated, “Against a volatile and events driven environment, Excel reports a cash flow generative quarter. We believe that our disciplined investment approach combined with our competitive cost base managed to contain the impact of the softer market conditions in the dry bulk sector during the 1st quarter of this year. We continue to generate strong operating cash flows which allowed the uninterrupted reduction of our indebtedness. We continuously monitor the dry bulk market and remain optimistic for the medium and long term outlook of the markets in which we operate.’’

First Quarter 2011 Results:

Excel reported voyage revenues for the first quarter of 2011 amounting to $97.3 million as compared to $104.2 million for the same period in 2010, a decrease of approximately 6.6%.

Adjusted EBITDA for the first quarter of 2011 was $48.0 million compared to $62.0 million for the first quarter of 2010, a decrease of approximately 22.6%.

Net loss for the quarter amounted to $1.0 million or $0.01 per weighted average diluted share compared to a net profit of $67.3 million or $0.82 per weighted average diluted share in the first quarter of 2010.

The first quarter 2011 results include a non-cash unrealized gain on derivative financial instruments of $6.3 million compared to a non-cash unrealized gain on derivative financial instruments of $0.4 million in the corresponding period in 2010.

Included in the above net results is also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net loss of $9.0 million ($0.11 per weighted average diluted share) and a net gain of $58.0 million ($0.71 per weighted average diluted share) for the first quarter of 2011 and 2010, respectively.

In addition, the first quarter 2011 results include a non cash gain in connection with the sale of M/V Marybelle amounting to $1.3 million.

Adjusted net income, excluding all the above items, for the first quarter of 2011 would have amounted to $0.5 million or $0.01 per weighted average diluted share compared to an adjusted net income, excluding all the above items, for the first quarter of 2010 of $8.9 million or $0.11 per weighted average diluted share.

Included in the above adjusted net income is also the amortization of stock based compensation expense of $1.3 million ($0.02 per weighted average diluted share) and $0.7 million ($0.01 per weighted average diluted share), for the quarter ended March 31, 2011 and 2010, respectively.

An average of 48.3 and 47.0 vessels were operated during the first quarter of 2011 and 2010, respectively, earning a blended average time charter equivalent rate of $19,642 and $24,451 per day, respectively.

A reconciliation of adjusted EBITDA to Net Income and adjusted net income to net income and a calculation of the TCE is provided in a later section of this press release.

Vessels’ Fixtures and Developments

On March 9, 2011, the M/V First Endeavour (69,111 dwt, 1994) was fixed under a time charter for a period of 9 months up to maximum March 31, 2012 at a daily rate of $17,500.

On March 31, 2011, the M/V Iron Bill (82,187 dwt, 2006) was fixed under a time charter for a period of 12-14 months at a daily rate linked to the Baltic Panamax index (BPI) with a guaranteed minimum rate (floor) of $14,500 per day.

On April 23, 2011, the M/V Renuar (70,155 dwt, 1993) which had been hijacked since December 2010, was released. The 24 Filipino crew are in good health and will be reunited with their families as soon as possible.

Time Charter Coverage

As of today, we have secured under contracted employment 92% and 64% of our available days of our Capesize vessels and Kamsarmax/Panamax vessels respectively, for the year ending December 31, 2011 while our secured contracted employment for the whole fleet is 65% for the same period.

Conference Call Details:

Tomorrow May 3, 2011 at 10:30 A.M. EDT, the Company’s management will host a conference call to discuss these results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until May 11, 2011 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel’s website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial Statements and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

FOR THE QUARTER ENDED MARCH 31, 2010 AND 2011

(In thousands of U.S. Dollars, except for share and per share data)

	First Quarter
	2010	2011
REVENUES:
Voyage revenues	$104,245	$97,278
Time Charter fair value amortization	67,842	836
Revenue from managing related party vessels	105	17
Revenue from operations	172,192	98,131

EXPENSES:
Voyage expenses	6,050	13,120
Charter hire expense	8,096	8,096
Charter hire amortization	9,849	9,849
Commissions to related parties	734	1,073
Vessel operating expenses	21,085	21,029
Depreciation expense	30,401	31,714
Dry-docking and special survey cost	3,520	1,146
General and administrative expenses	6,924	6,419
	86,659	92,446

Gain on sale of vessel	-	1,274

Income from operations	85,533	6,959

OTHER INCOME (EXPENSES):
Interest and finance costs	(10,770)	(7,587)
Interest income	352	421
Gains (losses) on derivative financial instruments	(7,321)	277
Foreign exchange gains (losses)	79	(159)
Other, net	(304)	(410)
Total other income (expenses), net	(17,964)	(7,458)

Net income (loss) before taxes and loss assumed (income earned) by non controlling interest	67,569	(499)

US Source Income taxes	(286)	(252)

Net income (loss)	67,283	(751)

Loss assumed (income earned) by non-controlling interest	13	(273)

Net income (loss) attributable to Excel Maritime Carriers Ltd.	$67,296	$(1,024)

Earnings (losses) per common share, basic	$0.85	$(0.01)
Weighted average number of shares, basic	78,967,525	83,641,408
Earnings (losses) per common share, diluted	$0.82	$(0.01)
Weighted average number of shares, diluted	81,623,273	83,641,408

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2010 AND MARCH 31, 2011 (UNAUDITED)

(In thousands of U.S. Dollars)

ASSETS	December 31, 2010	March 31, 2011

CURRENT ASSETS:
Cash and cash equivalents	$65,917	$79,456
Restricted cash	6,721	7,712
Accounts receivable	7,961	4,473
Other current assets	16,602	16,054
Total current assets	97,201	107,695

FIXED ASSETS:
Vessels, net	2,622,631	2,677,265
Advances for vessels under construction	76,585	-
Office furniture and equipment, net	1,147	1,100
Total fixed assets, net	2,700,363	2,678,365

OTHER NON CURRENT ASSETS:
Time charters acquired, net	184,366	174,517
Derivative financial instruments	923	1,377
Restricted cash	48,967	50,953

Total assets	$3,031,820	$3,012,907

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	$107,369	$117,385
Accounts payable	11,101	18,845
Other current liabilities	32,322	27,273
Derivative financial instruments	21,945	22,312
Total current liabilities	172,737	185,815

Long-term debt, net of current portion and net of deferred financing fees	1,046,672	1,020,497
Time charters acquired, net	18,108	17,272
Derivative financial instruments	30,155	24,124

Total liabilities	1,267,672	1,247,708

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	851	851
Additional paid-in capital	1,061,134	1,062,447
Other Comprehensive Income	211	700
Retained earnings	691,674	690,650
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,753,681	1,754,459
Non-controlling interests	10,467	10,740
Total Stockholders’ Equity	1,764,148	1,765,199

Total liabilities and stockholders’ equity	$3,031,820	$3,012,907

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE QUARTER ENDED MARCH 31, 2010 AND 2011

(In thousands of U.S. Dollars)

	First Quarter
	2010	2011
Cash Flows from Operating Activities:
Net income (loss)	$67,283	$(751)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(24,719)	37,141
Changes in operating assets and liabilities:
Operating assets	2,681	4,661
Operating liabilities	1,634	2,695
Net Cash provided by Operating Activities	$46,879	$43,746

Cash Flows from Investing Activities:
Advances for vessels under construction	(22,883)	(18,267)
Additions to office furniture and equipment	(34)	(55)
Proceeds from sale of vessel	-	9,880
Net cash used in Investing Activities	$(22,917)	$(8,442)

Cash Flows from Financing Activities:
Increase in restricted cash	(11,774)	(2,977)
Proceeds from long-term debt	18,967	16,100
Repayment of long-term debt	(34,484)	(34,879)
Payment of financing costs	(340)	(9)
Issuance of common stock-related party	5,000	-
Capital contributions from non-controlling interest owners	1,139	-
Net cash used in Financing Activities	$(21,492)	$(21,765)

Net increase in cash and cash equivalents	2,470	13,539
Cash and cash equivalents at beginning of period	100,098	65,917
Cash and cash equivalents at end of the period	$102,568	$79,456

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$8,366	$4,899

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	First Quarter
	2010	2011
Net income (loss)	$67,296	$(1,024)
Interest and finance costs, net (1)	18,101	13,143
Depreciation	30,401	31,714
Dry-dock and special survey cost	3,520	1,146
Unrealized gain on derivative financial instruments	(362)	(6,254)
Amortization of T/C fair values (2)	(57,993)	9,013
Stock based compensation	725	1,313
Gain on sale of vessel	-	(1,274)
Taxes	286	252
Adjusted EBITDA	$61,974	$48,029

(1) Includes derivative financial instruments paid and received
(2) Analysis:	First Quarter
	2010	2011

Non-cash amortization of unfavorable time charters in revenue	$(67,842)	$(836)
Non-cash amortization of favorable time charters in charter hire expense	9,849	9,849
	$(57,993)	$9,013

Reconciliation of Net Income (loss) to Adjusted Net Income
(all amounts in thousands of U.S. Dollars)
	First Quarter
	2010	2011
Net income (loss)	$67,296	$(1,024)
Unrealized gain on derivative financial instruments	(362)	(6,254)
Gain on sale of vessel	-	(1,274)
Amortization of T/C fair values	(57,993)	9,013
Adjusted net income	$8,941	$461

Reconciliation of Earnings (losses) per Share (Diluted) to Adjusted Earnings per Share (Diluted)
(all amounts in U.S. Dollars)
	First Quarter
	2010		2011
Earnings (losses) per Share (Diluted)	$0.82		$(0.01)
Unrealized gain on derivative financial instruments	-	(*)	$(0.07)
Gain on sale of vessel	-		$(0.02)
Amortization of T/C fair values	$(0.71)		$0.11
Adjusted Earnings per Share (Diluted)	$0.11		$0.01

(*) Effect not significant

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes eliminating the effect of deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on derivatives, which are significant non-cash items. Following Excel’s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. Excel’s management uses adjusted EBITDA as a performance measure. Excel believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. Excel’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized gains or losses from our derivative transactions and any gains or losses on sale of vessels, both of which are significant non-cash items and eliminating the effect of deferred time charter assets and liabilities. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by the weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. Excel has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between Excel’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with seven Panamax vessels under bareboat charters and one Capesize vessel that operates through a joint venture in which it participates by 71.4%, operates 48 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and four Handymax vessels) with a total carrying capacity of over 4.0 million DWT.

Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.

Words such as “will” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which Excel operates; risks associated with operations outside the United States; and other factors listed from time to time in Excel’s filings with the Securities and Exchange Commission. Excel expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Excel’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

           www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: +30-210-62-09-520

Fax: +30-210-62-09-528

E-Mail: ir@excelmaritime.com

           www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance for the quarter ended March 31, 2011 compared to the corresponding period in the prior year.

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	First Quarter
	2010	2011
Total calendar days	4,230	4,351
Available days under period charter	2,445	2,343
Available days under spot/short duration charter	1,541	1,887
Utilization	94.2%	97.2%
Time charter equivalent per ship per day-period	24,634	24,806
Time charter equivalent per ship per day-spot	24,155	13,226
Time charter equivalent per ship per day-weighted average	24,451	19,642
Net daily revenue per ship per day	23,041	19,095
Vessel operating expenses per ship per day	(4,985)	(4,833)
Net Operating cash flows per ship per day before G&A expenses	18,056	14,262

Glossary of Terms

Average number of vessels: This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total calendar days: We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Available days: These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry docks or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Fleet utilization: This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent rate (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	First Quarter
	2010	2011
Voyage revenues	$104,245	$97,278
Voyage expenses and commissions to related parties	(6,784)	(14,193)
Total revenue, net of voyage expenses	$97,461	$83,085
Total available days	3,986	4,230
Daily Time charter equivalent	$24,451	$19,642

Net daily revenue: We define this as the daily TCE rate including idle time.

Daily vessel operating expenses: This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Daily general and administrative expense: This is calculated by dividing general and administrative expense by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	2Q’11	3Q’11	4Q’11	1Q’12	Total

Amortization of unfavorable time charters (1)	$0.8	$0.9	$0.9	$0.8	$3.4
Amortization of favorable time charters (2)	$(10.1)	$(10.1)	$(10.1)	$(10.0)	$(40.3)

(1)

Adjustment to Revenue from operations i.e. increases revenues

(2)

Adjustment to Charter hire expenses i.e. increases charter hire expense

Fleet List as of April 29, 2011:

Vessel Name	Dwt	Year Built	Charter Type	Daily rate	Average Charter Expiration
Mairaki (1)	181,000	2011	Period	$28,000	Feb 2016
Christine (1) (2)	180,000	2010	Period	$25,000	Aug 2015
Sandra (1)	180,274	2008	Period	$26,500	Feb 2016
Iron Miner	177,931	2007	Period	$41,355	Feb 2012
Kirmar	164,218	2001	Period	$49,000 (net)	May 2013
Iron Beauty	164,218	2001	Spot
Lowlands Beilun (3)	170,162	1999	Period	$28,000	Sept 2015
Total Capesize	1,217,803
Iron Manolis (4)	82,269	2007	Period	$14,500 (floor)	Dec 2011
Iron Brooke(4)	82,594	2007	Period	$14,500 (floor)	Dec 2011
Iron Lindrew(4)	82,598	2007	Period	$14,500 (floor)	Dec 2011
Coal Hunter	82,298	2006	Spot
Pascha	82,574	2006	Period	$24,000	Nov 2011
Coal Gypsy	82,221	2006	Period	$24,000	Nov 2011
Iron Anne(4)	82,220	2006	Period	$14,500 (floor)	Dec 2011
Iron Vassilis	82,257	2006	Spot
Iron Bill (4)	82,187	2006	Period	$14,500 (floor)	Jun 2012
Santa Barbara	82,266	2006	Spot
Ore Hansa(4)	82,209	2006	Period	$15,000 (floor)	Feb 2012
Iron Kalypso(4)	82,224	2006	Period	$15,000 (floor)	Feb 2012
Iron Fuzeyya(4)	82,209	2006	Period	$15,000 (floor)	Jan 2012
Iron Bradyn	82,769	2005	Spot
Total Kamsarmax	1,152,895
Grain Harvester	76,417	2004	Spot
Grain Express	76,466	2004	Period	$24,000	Dec 2011
Iron Knight	76,429	2004	Spot
Coal Pride	72,493	1999	Period	$16,750	Apr 2012
Isminaki	74,577	1998	Spot
Angela Star	73,798	1998	Spot
Elinakos	73,751	1997	Spot
Happy Day	71,694	1997	Spot
Iron Man (5)	72,861	1997	Spot
Coal Age (5)	72,824	1997	Spot
Fearless I (5)	73,427	1997	Period	$24,650	Oct 2011
Barbara (5)	73,307	1997	Spot
Linda Leah (5)	73,317	1997	Spot
King Coal (5)	72,873	1997	Period	$56,000	Jul 2011
Coal Glory (5)	73,670	1995	Period	$16,750	Apr 2012
Powerful	70,083	1994	Period	$25,000	Aug 2011
First Endeavour	69,111	1994	Period	$17,500	Mar 2012
Rodon	73,656	1993	Spot
Birthday	71,504	1993	Spot
Renuar	70,155	1993	Period	$22,500	May 2011
Fortezza	69,634	1993	Period	$27,000	Jul 2011
Total Panamax	1,532,047
July M	55,567	2005	Spot
Mairouli	53,206	2005	Spot
Total Supramax	108,773
Emerald	45,588	1998	Spot
Princess I	38,858	1994	Spot
Attractive	41,524	1985	Spot
Lady	41,090	1985	Spot
Total Handymax	167,060
Total Fleet	4,178,578
Average age		10.2 Yrs

(1) The charter has a 50% profit sharing over the indicated base daily time charter rate based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(2) The Company holds a 71.4% ownership interest in the joint venture that owns the vessel.

(3) The charter has a 50% profit sharing over the base rate based on the monthly average BCI Time Charter Rate, as published daily by the Baltic Exchange in London.

(4) Charter rate based on the average of the AV4 BPI rates, as published by the Baltic Exchange for the preceding 15 days prior to hire payment with a guaranteed minimum rate (floor) ranging from $14,500 to $15,000 per day.

(5)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

New-building contracts (A)	Type	Dwt	Original scheduled delivery
Fritz (B)	Capesize	180,000	May 2010
Benthe (B)	Capesize	180,000	June 2010
Gayle Frances (B)	Capesize	180,000	July 2010
Iron Lena (B)	Capesize	180,000	August 2010

(A) No refund guarantee has been received for these newbuildings and Excel does not believe that the respective new building contracts will materialize. As of April 29, 2011, all the vessels are delayed in delivery and they may never be delivered at all.

(B)  Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: May 2, 2011

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer